Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 11, 2018

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Attention: Justin Dobbie and Sonia Bednarowski

Re:	AquaBounty Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 9, 2018
File No. 333-221435

Dear Mr. Dobbie and Ms. Bednarowski:

This letter is being submitted on behalf of AquaBounty Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on January 9, 2018 (“Amendment No. 2”), as set forth in your letter dated January 10, 2018 addressed to Ronald L. Stotish, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier two (2) copies of each of this letter and Amendment No. 3 (marked to show changes from Amendment No. 2).

Use of Proceeds, page 31

1.    Please disclose the use of proceeds, or a bona fide estimate of the proceeds, you may receive if investors exercise the warrants sold in this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31 accordingly. Due to the uncertainty of the timing and amount of exercises of the warrants sold in this offering, if any, the Company is unable to provide a breakdown of the proceeds it intends to use for each item, but has indicated the order of priority of the purposes.

January 11, 2018

2.    We note the revisions to page 31. To the extent that material amounts of other funds are necessary to complete construction and renovations of your facilities in Rollo Bay and Indiana, please revise to state the amounts of other funds needed to accomplish this purpose and the sources thereof.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31 accordingly.

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan, Esq.

Enclosures

cc:	Ronald L. Stotish, President, Chief Executive Officer, AquaBounty Technologies, Inc.
David Frank, Chief Financial Officer, AquaBounty Technologies, Inc.
Christopher Martin, Esq., General Counsel, AquaBounty Technologies, Inc.
Jocelyn M. Arel, Esq., Goodwin Procter LLP
Robert Charron, Esq., Ellenoff Grossman & Schole LLP